UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62163 / May 25, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13865

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In the Matter of

                                             :

VALESC HOLDINGS, INC.,   :

VENTURE STORES, Inc.,   :   ORDER MAKING FINDINGS AND

VISIONGATEWAY, INC., and   :   REVOKING REGISTRATIONS BY

VITAL HEALTH TECHNOLOGIES, INC.   :   DEFAULT

  (n/k/a CARIBBEAN AMERICAN HEALTH   :

  RESORTS)   :

                                             :

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The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on April 20, 2010. The Office of the Secretary and the Division of Enforcement provided evidence that all Respondents were served with the OIP by April 23, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. By Order dated May 6, 2010, Respondents were put on notice that they could be deemed to be in default and have the registrations of their registered securities revoked if they failed to timely file an Answer.

Accordingly, Respondents Valesc Holdings, Inc. (Valesc), Venture Stores, Inc. (Venture), visionGATEWAY, Inc. (visionGATEWAY), and Vital Health Technologies, Inc. (n/k/a Caribbean American Health Resorts) (Vital Health), are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Valesc (CIK No. 1119690) is a void Delaware corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Valesc is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2003, which reported a net loss of $312,912 for the prior six months. As of April 14, 2010, the company's stock (symbol VLSH) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Venture (CIK No. 864968) is a void Delaware corporation located in O'Fallon, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Venture is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a

Form 10-Q for the period ended October 25, 1997, which reported a net loss of $147,343,000 for the prior thirty-nine weeks.[1] On January 20, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on March 15, 2007. As of April 14, 2010, the company's stock (symbol VENSQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

visionGATEWAY (CIK No. 1112902) is a Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). visionGATEWAY is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2007, which reported a net loss of $613,736 for the prior three months. As of April 14, 2010, the company's stock (symbol VGWA) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vital Health (CIK No. 731446) is an inactive Minnesota corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vital Health is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a loss of $219,189 for the prior nine months. As of April 14, 2010, the company's stock (symbol CAHR) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Valesc Holdings, Inc., Venture Stores, Inc., visionGATEWAY, Inc., and Vital Health Technologies, Inc. (n/k/a Caribbean American Health Resorts) are REVOKED.

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 Robert G. Mahony
 Administrative Law Judge

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[1] The OIP gives a net loss figure of $147,343; Official notice is taken of the report filed in the Commission's EDGAR database, which shows $147,343,000. See 17 C.F.R. § 201.323.